Filed by Avon Products, Inc.
pursuant to Rule 425 under the Securities Act of 1933
and deemed filed pursuant to Rule 14a-12
under the Securities Exchange Act of 1934

Subject Company: Avon Products, Inc.
Commission File No.: 1-4881

The following investor presentation was posted by Avon Products, Inc. (“Avon”) on Avon’s Investor Relations website (http://investor.avonworldwide.com) on May 23, 2019.

   May 23, 2019  Natura &Co and Avon: Creating a leading direct-to-consumer global beauty group  `

 NO OFFER OR SOLICITATIONThis communication is for informational purposes and does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of such jurisdiction.ADDITIONAL INFORMATION AND WHERE TO FIND ITThis communication is being made in respect of the proposed transaction involving Natura Holding S.A. (collectively with Natura Cosmeticos S.A., “Natura”) and Avon Products, Inc. (“Avon”). In connection with the proposed transaction, Natura will file with the Securities and Exchange Commission (“SEC”) a registration statement on Form F-4 that will include a proxy statement of Avon and a prospectus of Natura. Natura and Avon also plan to file other documents with the SEC regarding the proposed transaction and a joint proxy statement/prospectus will be mailed to shareholders of Avon. This communication is not a substitute for any proxy statement, registration statement, proxy statement/prospectus or other documents that Natura and/or Avon may file with the SEC in connection with the proposed transaction. BEFORE MAKING ANY VOTING OR INVESTMENT DECISION, INVESTORS ARE URGED TO READ THE FORM F-4 AND THE JOINT PROXY STATEMENT/PROSPECTUS REGARDING THE PROPOSED TRANSACTION AND ANY OTHER RELEVANT DOCUMENTS CAREFULLY IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION. The Form F-4 and the joint proxy statement/prospectus, as well as other filings containing information about Natura and Avon, will be available without charge at the SEC’s Internet site (www.sec.gov). Copies of the joint proxy statement/prospectus can also be obtained, when available, without charge, from Natura’s website at natu.infoinvest.com.br (Portuguese) and natu.infoinvest.com.br/en (English). Copies of the joint proxy statement/prospectus can be obtained, when available, without charge from Avon’s website at www.AvonWorldwide.com.PARTICIPANTS IN THE SOLICITATIONNatura and Avon, their respective directors, executive officers and other members of their management and employees may be deemed to be participants in the solicitation of proxies in connection with the proposed transaction. Information regarding the persons who may, under the rules of the SEC, be deemed participants in the solicitation of proxies in connection with the proposed transaction, including a description of their direct or indirect interests, by security holdings or otherwise, will be set forth in the joint proxy statement/ prospectus and other relevant materials when they are filed with the SEC. Information regarding the directors and executive officers of Natura is contained in Natura’s Reference Form for 2018, version 15, which was filed with the Brazilian Securities Commission on April 24, 2019. Information regarding the directors and executive officers of Avon is contained in Avon’s definitive proxy statement for its 2019 annual meeting of shareholders, filed with the SEC on April 2, 2019. These documents can be obtained free of charge from the sources indicated above. CAUTION ABOUT FORWARD-LOOKING STATEMENTSStatements in this communication (or in the documents it incorporates by reference) that are not historical facts or information may be forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Among other things, these forward looking statements may include statements regarding the proposed transaction involving Natura and Avon; beliefs relating to value creation as a result of a proposed transaction involving Natura and Avon; the expected timetable for completing the transaction; benefits and synergies of the transaction; future opportunities for the combined company; and any other statements regarding Avon’s and Natura’s future beliefs, expectations, plans, intentions, financial condition or performance. In some cases, words such as “estimate,” “project,” “forecast,” “plan,” “believe,” “may,” “expect,” “anticipate,” “intend,” “planned,” “potential,” “can,” “expectation,” “could,” “will,” “would” and similar expressions, or the negative of those expressions, may identify forward-looking statements. These forward-looking statements are based on Natura’s and Avon’s expectations and beliefs concerning future events and involve risks and uncertainties that may cause actual results to differ materially from current expectations. These factors are difficult to predict accurately and may be beyond Natura’s and Avon’s control. Forward-looking statements in this communication or elsewhere speak only as of the date made. New uncertainties and risks arise from time to time, and it is impossible for Natura or Avon to predict these events or how they may affect Natura or Avon. Therefore, you should not rely on any of these forward-looking statements as predictors of future events. Except as required by law, neither Natura nor Avon has any duty to, and does not intend to, update or revise the forward-looking statements in this communication or elsewhere after the date this communication is issued. In light of these risks and uncertainties, investors should keep in mind that results, events or developments discussed in any forward-looking statement made in this communication may not occur. Uncertainties and risk factors that could affect Natura’s and/or Avon’s future performance and cause results to differ from the forward-looking statements in this communication include, but are not limited to, (a) the parties’ ability to consummate the transaction or satisfy the conditions to the completion of the transaction, including the receipt of shareholder approvals and the receipt of regulatory approvals required for the transaction on the terms expected or on the anticipated schedule; (b) the parties’ ability to meet expectations regarding the timing, completion and accounting and tax treatments of the transaction; (c) the possibility that any of the anticipated benefits of the proposed transaction will not be realized or will not be realized within the expected time period; (d) the risk that integration of Avon’s operations with those of Natura will be materially delayed or will be more costly or difficult than expected; (e) the failure of the proposed transaction to close for any other reason; (f) the effect of the announcement of the transaction on customer and consultant relationships and operating results (including, without limitation, difficulties in maintaining relationships with employees or customers); (g) dilution caused by Natura’s issuance of additional shares of its common stock in connection with the transaction; (h) the possibility that the transaction may be more expensive to complete than anticipated, including as a result of unexpected factors or events; (i) the diversion of management time on transaction-related issues; (j) the possibility that the intended accounting and tax treatments of the proposed transactions are not achieved; (k) those risks described in Section 4 of Natura’s Reference Form for 2018, version 15, which was filed with the Brazilian Securities Commission on April 24, 2019; and (l) those risks described in Item 1A of Avon’s most recently filed Annual Report on Form 10-K and subsequent reports on Forms 10-Q and 8-K.

Creating a leading direct-to-consumer global beauty group

- ✓ Natura &Co and Avon to create the 4th largest pure play beauty group and a leader in direct-to-consumer with gross revenues of over $10 billion [1, 2, 3]
- ✓ A new step in building a multi-brand, multi-channel group with reach to 200+ million consumers through iconic brands serving different consumer profiles and distribution channels globally [4]
- ✓ Uniting two purpose-driven forces committed to generating social value, promoting diversity and empowering women
- ✓ Combination will accelerate “Open Up Avon” strategy
- ✓ Opportunity to accelerate growth by increasing investment in digital, product innovation and brand initiatives, enabled by industrial logic and annual target synergies of $150 million − $250 million [5]

Source company information

Notes: (1) Natura &Co’s gross revenue defined as “all billed sales, net of returned sales, before sales tax,” and Avon’s gross revenue defined as “net revenue plus other operating revenue plus returned sales”; (2) Natura &Co’s gross revenue figure per FY2018 company filings, Avon’s gross revenue figure per management accounts; (3) Translated into US$ using 2018 average FX rate; (4) Company estimates based on internal and external sources; (5) All information on cost synergies to be captured are targets and shall not be construed by investors as projections

3

TRANSACTION SUMMARY

All-share
Acquisition of Avon by Natura &Co [1]

76.0% [2]
Natura &Co shareholder pro forma ownership

natura &co + AVON

0.300
Natura &Co shares per 1 Avon share
Represents 24.0% Avon shareholder pro forma ownership [2]

28%
Implied premium using undisturbed prices [3]

B3 / NYSE
ADR Level II
Combined group to be listed with Avon shareholders receiving ADRs or shares

EARLY 2020 TARGET CLOSE
SUBJECT TO AVON AND NATURA &CO SHAREHOLDER APPROVAL, REGULATORY APPROVALS AND OTHER CUSTOMARY CLOSING CONDITIONS [4]

Notes: (1) This communication is being made in respect of the proposed transaction involving Natura Cosméticos S.A. and Avon, Inc. All references to "Natura &Co" throughout this document shall be construed either as references to the group of companies formed by Natura Cosméticos S.A. and its subsidiaries or to a new holding company for the group, as indicated by the context. All references to "Natura" shall be construed as references to the Natura business division of Natura &Co; (2) On a fully diluted basis; (3) Undisturbed prices as of March 21, 2019 (one day prior to the publication of the Wall Street Journal article and subsequent Natura &Co Material Facts); (4) Voting and support agreements from Cerberus (16.4% of Avon voting rights) and certain Natura &Co founders (holding more than 50% of Natura &Co)

4

A COMPELLING STRATEGIC RATIONALE

Combination of strong values and high social impact
Commitment to generating social, environmental and economic value, promoting diversity and empowering women

Portfolio of iconic global brands
Avon is an ideal fourth pillar to Natura &Co with unique global awareness, in line with Natura &Co's strategy of value-accretive growth

Fuel for growth
Enables increased investment in digital / eCommerce, R&D and brand initiatives across the entire portfolio

Target synergies
Generates estimated $150 million – $250 million of annual cost synergies, primarily across Brazil and LatAm [1]

Global leadership and scale
Expands multi-channel direct-to-consumer group, accelerating internationalization and strengthening footprint in LatAm

Enhanced presence in key categories and households
Supports leadership through a complementary product portfolio

Note: (1) All information on cost synergies to be captured are targets and shall not be construed by investors as projections

5

Avon is the # 1 global direct selling beauty company…

Key company statistics

130+ years
Brand heritage

90%+
Global brand awareness [1]

~5 million
Active representatives

$5.6 billion
2018 net revenue [2]



2018 Revenue by Category
Fashion & Home 26%
Beauty 74%

Avon's vision is grounded in a strong purpose



stand4her

- ***Stand4her is a global program to help create opportunities for women to build success in their own way and on their own terms***
- ***Plan to improve the lives of ~100 million women every year; global response to barriers holding women back from full potential***
- ***Avon Foundation for Women has contributed over $1 billion to-date***



2018 Revenue by Geography
Asia Pacific 8%
North LatAm 15%
Europe, Middle East and Asia 38%
South LatAm 39%

Notes: (1) Avon market research; Women 15-64, top 10 markets; (2) Reflects 2018 actuals per FY 2018 filings

6

...WITH MARKET LEADERSHIP ACROSS GEOGRAPHIES

Avon global footprint



Russia ~$400MM (~8%)
Poland ~$200MM (~4%)
U.K. ~$250MM (~5%)
Colombia ~$200MM (~4%)
Mexico ~$550MM (~11%)
Brazil ~$950MM (~19%)
Argentina ~$200MM (~4%)
Turkey ~$100MM (~2%)
S. Africa ~$250MM (~5%)
Philippines ~$300MM (~6%)

Avon 2019 Net Revenue outlook in top 10 markets (% of total)

Sales operations in 56 countries and distribution in another 21

Leadership position in key markets and categories [1]

All channels (Retail and direct selling)	Brazil	Mexico	Russia	Philippines	UK	Colombia	Argentina	Turkey	Poland	South Africa
Color [2]	2	4	3	1	5	3	1	4	3	4
Skin care [2]	3	5	4	3	5+	2	4	5+	5+	3
Fragrance [2]	4	3	1	1	5+	3	3	1	2	2
Direct selling	2	2	2	1	1	3	2	1	1	1

Avon holds strong market share positions globally

Notes: (1) Per Euromonitor 2018 data; (2) Color defined as eye make-up, lip products, facial make-up, nail products, color cosmetics sets / kits; Skin care defined as body care, facial care, hand care and skin care sets / kits; Fragrance defined as premium and mass fragrances per Euromonitor data

7

Transaction accelerates "Open Up Avon" strategy

Combination drives growth and enhances value for Avon stakeholders

- ✓ Adds Natura's portfolio of unique brands and products to Avon's already leading beauty platform
- ✓ Broadens global footprint in core markets and geographies already served by Avon
- ✓ Provides improved data tools and resources to support Representatives, including a stronger eCommerce and digital platform
- ✓ Reinforces Avon's purpose-driven culture and commitments to sustainability and empowering women
- ✓ Provides shareholders with significant value and opportunity to participate in tremendous upside potential

Clear strategy to "Open Up Avon"


1
Restore competitiveness
Modernize the core
2
Strategic breakouts
3
Cultural transformation

Push
Make it easier for Her to earn money

Pull
Accessible, on-trend beauty brand

Unlock digital
Anytime, anywhere

Re-energize our purpose
Empower women


ANEW
C

8

 Combined group further committed to making a positive impact        Nourish through intelligent interactions  We exist to fight for a fairer and more beautiful world  bem estar bem    “Our purpose is underpinned by the principles we hold dear. We see great power and opportunity in using commerce to effect change in the world, both in our campaigns and in our business model."  “We value all human endeavors undertaken with intellectual rigor, vision, and a nod to the whimsical. Every Aesop product is made with the same attention to detail we believe should be applied to life at large, taking into consideration a diversity of needs as well as seasonal and environmental conditions.”  “Through our corporate behavior, the quality of the relations we establish and our products and services, we will be a group of brands with strong local and global expression, identified with the community of people committed to building a better world."  Strong LatAm expansion  Evolving to a multi-brand group  Gaining a global footprint  The company for women™  Creates the fourth largest pure play beauty group    “For 130 years Avon has stood for women: providing innovative, quality beauty products supporting entrepreneurshipand well-being.”  2013  2017  2019  1990 onwards  Our purpose: To nurture beauty and relationships for a better way of living and doing business

WORLD'S FOURTH-LARGEST PURE PLAY BEAUTY GROUP AND A LEADER IN DIRECT-TO-CONSUMER

Key combination figures

~$10.9 billion
Combined 2018YE Gross Revenue [1, 2, 3]

6.3 million
Consultants and Representatives in its global platform [5]

100
Countries served [6]

Global leadership

- Creates the 4th largest pure play beauty group [4]

2018 Net Revenue ($ billion)



#4
~9.3
#10+
5.6
#10+
3.7
L'ORÉAL
ESTĒE LAUDER
SHISEIDO
Natura &co + AVON
COTY
AVON
Natura &co

Leading direct-to-consumer group

- Truly multi-channel network reaching 200+ million consumers [7]
- Combined physical presence of over 3,200 stores globally [8]
- Powerful digital platform with significant room for growth

Source company information

Notes: (1) Natura &Co's gross revenue defined as "all billed sales, net of returned sales, before sales tax," and Avon's gross revenue defined as "net revenue plus other operating revenue plus returned sales"; (2) Natura &Co's gross revenue figure per FY2018 company filings, Avon's gross revenue figure per management accounts; (3) Translated into US$ using 2018 average FX rate; (4) Pure play beauty group refers to groups whose net sales are at least 85% derived from beauty categories; net revenue figures per company filings; beauty category includes fragrances, skin care, hair care and color cosmetics; (5) Net of overlapping Consultants and Representatives shared by the two companies; (6) Based on Natura &Co and Avon input; (7) Company estimates based on internal and external sources; (8) Consists of 45 Natura stores, 227 Aesop stores and 2,935 The Body Shop stores as of 4Q18

10

A major platform for internationalization

Enhances presence in core markets of LatAm while accelerating growth internationally



The combined group will have a presence across

100 countries [1]

Stronger Consultant and Representative Base in LatAm [2, 3]

Consultant and Representative Count ('000s)



natura
1,218
1,700
natura AVON
482
AVON
2,449
2,931
Total
4,149

Strong support to Consultant and Representative base

- Enhances access to iconic beauty brands
- Broadens and diversifies Consultant and Representative product portfolio

Geographical Footprint - 2018 Net Revenue, in US$



Other
6.9%
LatAm ex-Brazil
18.3%
natura &co
Brazil
45.4%
APAC + EMEA
29.5%



Other
3.3%
LatAm ex-Brazil
25.6%
natura &co + AVON
Brazil
31.7%
APAC + EMEA
39.4%

68.3% of sales outside Brazil

Notes: (1) Based on Natura &Co and Avon input (2) Avon Consultant and Representative base estimated based on regional size and countries' sales, shared Consultants and Representatives with Natura estimated to be proportional to Avon's market share; (3) Includes key LatAm markets

11

 Natura is #1 in fragrance and body care 1, 2Avon is #2 in color and face care 1, 2Both Natura and Avon have a meaningful presence in personal careAvon has significant presence in fashion and home  A broader, complementary product portfolio in core categories  Notes: (1) Per Euromonitor 2018 LatAm data; (2) Fragrance defined as premium and mass fragrances; Color defined as eye make-up, lip products, facial make-up, nail products, color cosmetics sets / kits

 Significant savings to be captured will enable investments in the combined group across:  Digital / eCommerce  Research & development            Growth acceleration fueled by investments in key strategic areas  Brand initiatives          Unlocking substantial additional upside          Optimizes product portfolio, refining key categories and increasing sales through the combined know-how on digital solutions  Leveraging the respective footprints of Natura and Avon to accelerate international expansion  Potential to improve and modernize Avon's operations in Brazil  Combination strengthens multi-channel platform to better serve Consultants / Representatives and consumers, empowering them with enhanced access to two iconic beauty brands

Investments in growth enabled by important target synergies

Significant expected synergy realization... [1]

$150 million **- $250** million
Annual target synergies

36 months
Expected time period for significant synergy capture

~$125 million
Total one-time costs to achieve synergies over 36 months

Brazil / LatAm
Primary synergy generation geography

...across three core business functions

1. Sourcing
2. Manufacturing + distribution
3. Administrative

Capture of synergies to enhance medium-term profitability

Note: (1) All information on cost synergies to be captured are targets and shall not be construed by investors as projections

14

Combined group shareholding structure  Current Shareholding Structure  Post-ClosingShareholding Structure  Group will be owned 76.0% by Natura &Co's shareholders and 24.0% by Avon's shareholders  Controlling Shareholders  Free Float  59.3%  40.7%  Avon Float  100%  Free Float  Avon Float  45.1%  54.9%  24.0%      Controlling Shareholders  Natura &Co 1 Free Float  30.9%  +  ADR Level II  Natura &Co 1  Avon  Notes: (1) Currently Natura Cosméticos S.A.; (2) Natura Holding S.A., to become the new Natura &Co post-combination with Avon under proposed transaction structure  2  1

 Key governance considerations  New holding company to be the parent of the combined companies Will preserve the autonomy of each business and brand, while implementing the existing interdependent business model Envision four major business units:Natura + Avon LatAmAvon + Natura International The Body ShopAesop The creation of the position of Sustainable Growth Officer (SGO) to ensure a focus on long-term growth and better coordination among the businesses / brands13 member Board consisting of 10 members from Natura &Co and 3 members from Avon

 Key takeaways   Creates the 4th largest pure play beauty group and a leader in direct-to-consumer with gross revenues of over $10 billion 1, 2, 4A new step in building a multi-brand, multi-channel group with reach to 200+ million consumers through iconic brands serving different consumer profiles and distribution channels globally 5Uniting two purpose-driven forces committed to generating social value, promoting diversity and empowering womenCombination will accelerate “Open Up Avon” strategy Opportunity to accelerate growth by increasing investment in digital, product innovation and brand innitiatves, enabled by industrial logic and annual target synergies of $150 million − $250 million 7  Source company filings, company informationNotes: (1) Natura &Co’s gross revenue defined as “all billed sales, net of returned sales, before sales tax,” and Avon’s gross revenue defined as “net revenue plus other operating revenue plus returned sales”; (2) Natura &Co’s gross revenue figure per FY2018 company filings, Avon’s gross revenue figure per management accounts; (3) Per 2018 actuals; (4) Translated into US$ using 2018 average FX rate; (5) Company estimates based on internal and external sources; (6) Ratio in BRL as reported by Natura &Co per covenant requirements; (7) All information on cost synergies to be captured are targets and shall not be construed by investors as projections; (8) Undisturbed prices as of March 21, 2019 (one day prior to the publication of the Wall Street Journal article and subsequent Natura &Co Material Facts)        TargetSynergies 7  2018 Gross Revenue ($mm) 1, 2, 4  5,111  5,744  --  2018 Net Revenue ($mm) 3, 4  3,689  5,571  --  2018 EBITDA ($mm) 3, 4  508  355  150 - 250  2018 EBITDA Margin (%) 3  14%  6%  --  Net Debt ($mm) 4  1,378  1,061  --  Net Debt / 2018 EBITDA (x) 6  2.7  3.0  --  Acquisition Metrics  Undisturbed 8  As of May 21st 2019  Avon Equity Acquisition Price ($Bn)   1.6  1.9  Avon Acquisition Enterprise Value ($Bn)  3.4  3.7  Avon Acquisition EV / 2018 EBITDA (x)  9.5x    Avon Acquisition EV / 2018 EBITDA (x) Including Target Synergies 7  5.6x – 6.7x    Creating a leading direct-to-consumer global beauty group

Cautionary Statements for Purposes of the “Safe Harbor” Statement Under the Private Securities Litigation Reform Act of 1995

Statements in this letter that are not historical facts or information may be forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Among other things, these forward looking statements may include statements regarding the proposed combination of Avon and Natura &Co; our beliefs relating to value creation as a result of a potential combination with Natura &Co; the expected timetable for completing the transaction; benefits and synergies of the transaction; future opportunities for the combined company; and any other statements regarding Avon’s and Natura &Co’s future beliefs, expectations, plans, intentions, financial condition or performance. In some cases, words such as “estimate,” “project,” “forecast,” “plan,” “believe,” “may,” “expect,” “anticipate,” “intend,” “planned,” “potential,” “can,” “expectation,” “could,” “will,” “would” and similar expressions, or the negative of those expressions, may identify forward looking statements. They include, among other things, statements regarding our anticipated or expected results, future financial performance, various strategies and initiatives (including our transformation plan, Open Up Avon, stabilization strategies, cost savings initiatives, restructuring and other initiatives and related actions), costs and cost savings, competitive advantages, impairments, the impact of foreign currency, including devaluations, and other laws and regulations, government investigations, results of litigation, contingencies, taxes and tax rates, potential alliances or divestitures, liquidity, cash flow, uses of cash and financing, hedging and risk management strategies, pension, postretirement and incentive compensation plans, supply chain and the legal status of the representatives. Such forward-looking statements are based on management’s reasonable current assumptions, expectations, plans and forecasts regarding our current or future results and future business and economic conditions more generally. Such forward-looking statements involve risks, uncertainties and other factors, which may cause the actual results, levels of activity, performance or achievement of Avon to be materially different from any future results expressed or implied by such forward-looking statements, and there can be no assurance that actual results will not differ materially from management’s expectations. Therefore, you should not rely on any of these forward-looking statements as predictors of future events. Important factors that could cause our actual results and financial condition to differ materially from those indicated in the forward-looking statements include, among others, our ability to improve our financial and operational performance and execute fully our global business strategy, the effect of economic factors, our ability to improve working capital, our ability to reverse declines in active representatives, general economic and business conditions in our markets, our ability to attract and retain key personnel, competitive uncertainties in our markets, any changes to our credit ratings and the impact of such changes on our financing costs, rates, terms, debt service obligations, access to lending sources and working capital needs, the risk of an adverse outcome in any material pending and future litigation and those disclosed as risks in other reports filed by us with the Securities and Exchange Commission, including those described in Item 1A of our most recently filed Annual Report on Form 10-K and subsequent reports on Forms 10-Q and 8-K. Other risks and uncertainties include the timing and likelihood of completion of the proposed combination of Avon and Natura &Co, including the timing, receipt and terms and conditions of any required governmental and regulatory approvals for the proposed transactions that could reduce anticipated benefits or cause the parties to abandon the transactions; the possibility that Avon’s shareholders may not approve the proposed transactions; the possibility that Natura &Co’s shareholders may not approve the proposed transactions; the possibility that the expected synergies and value creation from the proposed transactions will not be realized or will not be realized within the expected time period; the risk that the businesses of Avon and Natura &Co will not be integrated successfully; disruption from the proposed transactions making it more difficult to maintain business and operational relationships; the risk that unexpected costs will be incurred; the possibility that the proposed transactions do not close, including due to the failure to satisfy the closing conditions; the possibility that the intended accounting and tax treatments of the proposed transactions are not achieved; the effect of the announcement, pendency or consummation of the proposed transactions on customers, employees, representatives, suppliers and partners and operating results; as well as more specific risks and uncertainties. We caution readers that any such statements are based on currently available operational, financial and competitive information, and they should not place undue reliance on these forward-looking statements, which reflect management’s opinion only as of the date on which they were made.  Except as required by law, we disclaim any obligation to review or update these forward-looking statements to reflect events or circumstances as they occur.

Participants in the Solicitation

Natura &Co, Avon, their respective directors and certain of their respective executive officers and employees may be deemed to be participants in the solicitation of proxies in connection with the proposed transaction.  Information about Natura &Co’s directors and executive officers will be set forth in the definitive joint proxy statement/prospectus, and information about Avon’s directors and executive officers is set forth in its definitive proxy statement filed with the SEC on April 2, 2019, which also may be obtained free of charge from the investor relations page of Avon’s website www.Avonworldwide.com.  To the extent holdings of Avon securities have changed since the amounts contained in the proxy statement for Avon’s 2019 Annual Meeting of Shareholders, such changes have been or will be reflected on Statements of Change in Ownership on Form 4 filed with the SEC.  Additional information regarding the interests of participants in the solicitation of proxies in connection with the proposed transaction will be included in the registration statement, the joint proxy statement/prospectus and other relevant materials Natura &Co and Avon file with the SEC.

Additional Information and Where to Find It

The proposed transaction involving Natura &Co and Avon will be submitted to Avon’s shareholders and Natura &Co’s shareholders for their consideration.  In connection with the proposed transaction, Natura &Co will prepare a registration statement on Form F-4 that will include a joint proxy statement/prospectus for Avon’s shareholders to be filed with the Securities and Exchange Commission (“SEC”).  Avon will mail the joint proxy statement/prospectus to its shareholders, and Avon and Natura &Co will file other documents regarding the proposed transaction with the SEC.  This communication is not intended to be, and is not, a substitute for such filings or for any other document that Natura &Co or Avon may file with the SEC in connection with the proposed transaction.  SECURITY HOLDERS ARE URGED TO READ ALL RELEVANT DOCUMENTS FILED WITH THE SEC, INCLUDING THE REGISTRATION STATEMENT ON FORM F-4 AND THE JOINT PROXY STATEMENT/PROSPECTUS, CAREFULLY WHEN THEY BECOME AVAILABLE, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION.  The registration statement, the joint proxy statement/prospectus and other relevant materials (when they become available) and any other documents filed or furnished by Natura &Co or Avon with the SEC may be obtained free of charge at the SEC’s web site at www.sec.gov. In addition, security holders will be able to obtain free copies of the registration statement and the joint proxy statement/prospectus from Natura &Co by going to its investor relations page on its corporate web site at www.NaturaeCo.com and from Avon by going to its investor relations page on its corporate web site at www.Avonworldwide.com.

No Offer or Solicitation

This communication is neither an offer to buy, nor a solicitation of an offer to sell, subscribe for or buy any securities or the solicitation of any vote or approval in any jurisdiction pursuant to or in connection with the proposed transaction or otherwise, nor shall there be any sale, issuance or transfer of securities in any jurisdiction in contravention of applicable law.  No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended, and otherwise in accordance with applicable law.